EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	For the three months ended March 31,
	2001	2000

EARNINGS
Pre-tax income (loss)	$(2,549)	$6,739
Fixed charges	2,499	3,334

Total	$(50)	$10,073

FIXED CHARGES
Interest expense and amortization of debt discount
and premium on all indebtedness	$2,195	$3,075
Interest portion of rental expenses	304	259

Total fixed charges	$2,499	$3,334

Ratio of earnings to fixed charges	(a)	3.0x

(a) Earnings were insufficient to cover fixed charges by $2.5 million in 2001.